Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31, 2015	March 31, 2014
	$	$
Available earnings:
Earnings before income taxes	45	54
Add fixed charges:
Interest expense incurred	25	24
Amortization of debt expense and discount	1	1
Interest portion of rental expense (1)	2	2

Total earnings as defined	73	81

Fixed charges:
Interest expense incurred	25	24
Amortization of debt expense and discount	1	1
Interest portion of rental expense (1)	2	2

Total fixed charges	28	27
Ratio of earnings to fixed charges	2.6	3.0

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).